Exhibit 99.1

PAYSAFE REPORTS FIRST QUARTER 2021 RESULTS AND REAFFIRMS 2021 OUTLOOK

London, UK – May 11, 2021 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE) (PSFE.WS), a leading specialized payments platform, today announced its financial results for the first quarter of 2021.

First Quarter 2021 Financial Highlights

(metrics compared to first quarter of 2020)

•	Revenue of $377.4 million, increased 5%

•	Net loss attributable to the Company of $49.1 million, compared to net loss of $51.1 million

•	Total Payment Volume of $27.7 billion, increased 8%

•	Adjusted EBITDA of $113.2 million, approximately flat

•	Reaffirmed 2021 full year outlook

Philip McHugh, CEO of Paysafe, stated, “As we embark on our next chapter as a public company, we are pleased to deliver solid financial results in the first quarter, including continued strength from online and e-commerce volumes. Alongside this, we made excellent progress on our strategic initiatives across North American iGaming and emerging eCommerce verticals, while achieving milestones to further scale our platform and unlock value. Looking ahead, with our great market positions and unique, two-sided network, we believe that Paysafe remains well positioned to deliver consistent double-digit growth and drive operating leverage.”

Strategic and Operational Highlights

•	Listed as a new public company following merger with Foley Trasimene Acquisition Corp. II (“FTAC”)

•	Announced new Board of Directors chaired by Bill Foley and comprising diverse, proven leaders

•	Strengthened balance sheet with debt repayment of $1.2 billion

•	Capitalizing on strong momentum in North American iGaming, including 66% revenue growth, product enhancements and exciting launches

•	Expanding in emerging verticals across digital wallets, eCash, and eCommerce (e.g. launched cryptocurrency offering to the U.S. in partnership with Coinbase)

•	Seeing small to medium-sized business recovery in the U.S., particularly strong year over year growth in the first quarter in U.S. Acquiring

•

Delivering on transformation initiatives, including the migration of Paysafe’s solutions to the cloud (on track to meet or exceed 2021 target of 70%) and capturing cost efficiencies across key functions

•	Achieved extension of Paysafe’s CarbonNeutral® certification for 2021 and 2022

Basis of Presentation

The financial information for the three months ended March 31, 2021 included in this press release reflect, and is based upon, information of Paysafe Limited after giving effect to the transaction with Foley Trasimene Acquisition Corporation II (“FTAC”) completed on March 30, 2021 (as further discussed below under Reorganization and Recapitalization (the “Transaction”). The comparative financial information for the three months ended March 31, 2020 is based upon information of Pi Jersey Holdco 1.5 Limited (the “Accounting Predecessor”), prior to giving effect to the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

First Quarter 2021 Summary of Consolidated Results

	Three months ended
	March 31,
($ in millions) (unaudited)	2021	2020
Revenue	$377.4	$359.7
Gross Profit (excluding depreciation and amortization)	$226.4	$230.3
Net loss attributable to the Company	$(49.1)	$(51.1)
Adjusted EBITDA	$113.2	$112.8
Adjusted EBITDA margin	30.0%	31.4%

Total revenue for the first quarter of 2021 was $377.4 million, an increase of 5%, compared to $359.7 million in the prior year. The increase in revenue primarily reflects growth across the eCash business, which more than offset lower revenue from the Digital Wallet business. The impact of businesses divested during the last twelve months had a negative impact of 2%, compared to the prior year. Revenue performance also reflects the impact of actions taken in 2020 to improve the Company’s overall risk/reward profile in certain markets and channels, which had an unfavorable impact on year over year growth.

Net loss attributable to the Company for the first quarter was $49.1 million, compared to $51.1 million, in the prior year. Results included interest expense of $58.5 million, an increase of 53% compared to the prior year, reflecting the expense of capitalized debt fees as a result of debt repayment on March 31, 2021. Net loss also included share-based compensation of $72.4 million, compared to none in the prior year due to shares vested on completion of the Transaction. These impacts were partially offset by lower credit losses compared to the prior year. Additionally, the first quarter of 2020 included an impairment charge of $53.0 million, related to Integrated Processing intangible assets

Adjusted EBITDA for the first quarter was $113.2 million, compared to $112.8 million in the prior year. Adjusted EBITDA margin decreased approximately 140 basis points to 30.0%, primarily due to changes in merchant and revenue mix in Integrated Processing and Digital Wallet, offset by eCash Solutions margin expansion.

First quarter net cash provided by operating activities was $48.7 million, compared to $11.6 million in the prior year. Free cash flow was $108.5 million, compared to $84.4 million in the prior year. Free cash flow benefited from the utilization of bank guarantees totaling approximately $45 million in the first quarter of 2021.

Segment Information

	Three months ended
	March 31,		YoY
($ in millions) (unaudited)	2021	2020	change
Revenue:
Integrated Processing	$176.9	$186.2	-5%
Digital Wallet	94.9	108.5	-13%
eCash Solutions	112.9	69.1	63%
Intersegment	(7.3)	(4.1)	78%

Total Revenue	$377.4	$359.7	5%

Adjusted EBITDA:
Integrated Processing	$44.9	$55.2	-19%
Digital Wallet	37.8	53.7	-30%
eCash Solutions	48.1	22.9	110%
Unallocated Corporate	(17.6)	(19.0)	-7%

Total Adjusted EBITDA	$113.2	$112.8	0%

Adjusted EBITDA margin:
Integrated Processing	25.4%	29.6%	(420	) bps
Digital Wallet	39.8%	49.5%	(970	) bps
eCash Solutions	42.6%	33.1%	950	bps

Total Adjusted EBITDA margin	30.0%	31.4%	(140	) bps

Integrated Processing. Revenue for the first quarter was $176.9 million, a decrease of 5%, compared to $186.2 million in the prior year, partially reflecting the divestment of Pay Later in October of 2020. Excluding this impact, revenue declined 1% as growth primarily from U.S. payments processing and iGaming eCommerce was offset by lower revenue from our direct marketing channel. Adjusted EBITDA was $44.9 million, compared to $55.2 million in the prior year. Adjusted EBITDA margin of 25.4% decreased 420 basis points year over year due to merchant and channel mix.

Digital Wallet. Revenue for the first quarter was $94.9 million, a decrease of 13%, compared to $108.5 million in the prior year. The decrease in revenue reflects lower volume as a result of targeted actions and country exits that occurred in 2020. Adjusted EBITDA was $37.8 million, compared to $53.7 million in the prior year. Adjusted EBITDA margin of 39.8% decreased 970 basis points year over year driven by changes in gross profit margin due to business mix and continued investment in marketing and operations.

eCash Solutions. Revenue for the first quarter was $112.9 million, an increase of 63%, compared to $69.1 million in the prior year, driven by extended COVID-19 lockdowns in Europe and an associated increase in online consumer spending in all verticals. Adjusted EBITDA was $48.1 million, compared to $22.9 million in the prior year. Adjusted EBITDA margin of 42.6% increased 950 basis points year over year driven by higher gross profit, primarily driven by revenue growth.

Financial Guidance

($ in millions)	Q2 2021	Full Year 2021
Revenue	$365 – $385	$1,530 – $1,550 (prior: $1,520 – $1,550)
Gross Profit (excluding depreciation and amortization)	$225 – $235	$930 – $970
Adjusted EBITDA	$110 – $120	$480 – $495

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today, May 11, 2021 at 8:30 a.m. (EDT). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Tuesday, May 11, 2021 at 8:30 a.m. EDT

Hosts	Philip McHugh, Chief Executive Officer and Director Izzy Dawood, Chief Financial Officer

Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides

Dial in	877-407-3037 (U.S. toll-free) 215-268-9852 (International)

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE:PSFE) (PSFE.WS) is a leading specialized payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of US $92 billion in 2020, and approximately 3,400 employees located in 12+ global locations, Paysafe connects businesses and consumers across 70 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions,

real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Reorganization and Recapitalization (the “Transaction”)

On March 30, 2021, Paysafe completed the previously announced transaction with FTAC, a special purpose acquisition company, which resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the merger with FTAC with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The acquisition was accounted for as a capital reorganization followed by the merger with FTAC, which was treated as a recapitalization. Following the transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited. Upon completion of the Transaction, the common stock and warrants began trading on the New York Stock Exchange under the ticker symbols “PSFE” and “PSFE.WS,” respectively, on March 31, 2021.

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorship; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; the COVID-19 pandemic, including the resulting global economic uncertainties; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments;

risks associated with the significant influence of our principal shareholders; terrorism; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$274,438	$387,616
Customer accounts and other restricted cash	1,308,217	1,376,236
Accounts receivable, net	133,057	117,410
Settlement receivables, net	199,238	223,083
Prepaid expenses and other current assets	56,537	63,252
Related party receivables – current	6,558	6,271
Contingent consideration receivable – current	—	26,668

Total current assets	$1,978,045	$2,200,536
Deferred tax assets	16,823	17,669
Property, plant and equipment, net	15,610	18,691
Operating lease right-of-use assets	37,493	40,187
Intangible assets, net	1,474,539	1,524,817
Goodwill	3,454,452	3,481,816
Contingent consideration receivable – non-current	—	125,107
Other assets – noncurrent	508	508

Total non-current assets	$4,999,425	$5,208,795

Total assets	$6,977,470	$7,409,331

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	227,387	231,724
Short-term debt	15,400	15,400
Funds payable and amounts due to customers	1,487,340	1,552,187
Operating lease liabilities - current	8,679	8,969
Income taxes payable	8,617	8,161
Contingent consideration payable - current	7,610	5,820
Derivative financial liabilities, current	1,971	2,651

Total current liabilities	$1,757,004	$1,824,912
Non-current debt	2,052,594	3,246,871
Related party payables – non-current	—	195,228
Operating lease liabilities – non-current	32,229	34,540
Deferred tax liabilities	111,332	122,519
Warrant liability	233,390	—
Derivative financial liabilities	41,055	47,547
Contingent consideration payable – non-current	6,169	3,742
Other liabilities – non-current	969	969

Total non-current liabilities	$2,477,738	$3,651,416.0

Total liabilities	$4,234,742	$5,476,328
Shareholders’ equity

Shareholders’ equity in the Company	$2,605,231	$1,921,705
Non-controlling interest	137,497	11,298

Total shareholders’ equity	$2,742,728	$1,933,003

Total liabilities and shareholders’ equity	$6,977,470	$7,409,331

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	For the three months ended March 31,
($ in thousands)	2021	2020
Revenue	$377,424	$359,665
Cost of services (excluding depreciation and amortization)	151,037	129,388
Selling, general and administrative	185,536	117,507
Depreciation and amortization	65,462	69,499
Impairment expense on intangible assets	578	52,965
Restructuring and other costs	2,970	5,647
Loss on disposal of subsidiary and other assets, net	—	261

Operating loss	(28,159)	(15,602)
Other (expense) / income, net	32,630	(15,080)
Interest expense, net	(58,549)	(38,223)

Loss before taxes	(54,078)	(68,905)
Income tax benefit	(5,078)	(17,891)

Net loss	$(49,000)	$(51,014)

Less: net income attributable to non-controlling interest	118	41
Net loss attributable to the Company	$(49,118)	$(51,055)

Net loss	$(49,000)	$(51,014)
Other comprehensive loss, net of tax:
Loss on foreign currency translation	8,498	11,041

Total comprehensive loss	$(57,498)	$(62,055)
Less: comprehensive income attributable to non-controlling interest	118	41

Total comprehensive loss attributable to the Company	$(57,616)	$(62,096)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Three Months Ended March 31,
($ in thousands)	2021	2020
Cash flows from operating activities
Net loss	$(49,000)	$(51,014)
Adjustments for non-cash items:
Depreciation and amortization	65,462	69,499
Unrealized foreign exchange loss (gain)	6,333	(1,602)
Deferred tax benefit	(2,547)	(25,628)
Interest expense / (income), net	19,831	(63)
Share based compensation	72,379	—
Other expense / (income), net	(30,109)	12,276
Impairment expense on intangible assets	578	52,965
Allowance for credit losses and other	5,985	13,864
Loss on disposal of subsidiary and other assets, net	—	261
Non-cash lease expense	2,462	2,434
Movements in working capital:
Accounts receivable, net	(20,856)	(17,200)
Prepaid expenses, other current assets, and related party receivables	(3,814)	3,621
Settlement receivables, net	14,379	43,143
Accounts payable, other liabilities, and related party payables	(9,309)	(31,717)
Funds payable and amounts due to customers	(21,272)	(65,506)
Income tax payable	(1,762)	6,246

Net cash flows from operating activities	48,740	11,579

Cash flows in investing activities
Purchase of property, plant & equipment	(412)	(973)
Purchase of merchant portfolios	(1,644)	(3,645)
Purchase of other intangible assets	(14,994)	(13,935)
Net cash outflow on acquisition of subsidiary	(23,531)	—

Net cash flows used in investing activities	(40,581)	(18,553)

Cash flows from financing activities
Proceeds from loans and borrowings	—	221,000
Repayments of loans and borrowings	(1,162,947)	(76,774)
Proceeds under line of credit	150,000	8,057
Repayments under line of credit	(150,000)	(3,366)
Net cash inflow from reorganization and recapitalization	1,034,452	—
Payments under derivative financial instruments	(4,693)	(3,259)
Contingent consideration paid	(970)	(748)

Net cash flows (used in) / from financing activities	(134,158)	144,910

Effect of foreign exchange rate changes	(55,198)	(14,923)
Net increase in cash and cash equivalents, including customer accounts and other restricted cash during the year	(181,197)	123,013

Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period (1)	1,763,852	1,382,361

Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,582,655	$1,505,374

	Three Months Ended March 31,
	2021	2020
Cash and cash equivalents	$274,438	$419,807
Customer accounts and restricted cash	1,308,217	1,085,567

Total cash and cash equivalents, including customer accounts and other restricted cash	$1,582,655	$1,505,374

Non-GAAP Financial Measures of Financial Performance

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA margin, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Non-GAAP Adjusted EBITDA

	Three months ended March 31,
($ in thousands)	2021	2020
Net Loss	$(49,000)	$(51,014)
Income tax benefit	(5,078)	(17,891)
Interest expense, net	58,549	38,223
Depreciation and amortization	65,462	69,499
Share based compensation expense	72,379	—
Impairment expense on intangible assets	578	52,965
Restructuring and other costs	2,970	5,647
Loss on disposal of subsidiaries and other assets, net	—	261
Other (income) / expense, net	(32,630)	15,080

Adjusted EBITDA	$113,230	$112,770

Adjusted EBITDA Margin	30.0%	31.4%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three months ended March 31,
($ in thousands)	2021	2020
Net cash flows from operating activities	$48,740	$11,579
Capital Expenditure	(15,406)	(14,908)
Cash paid for interest	36,853	38,286
Payments relating to Restructuring and other costs	3,455	4,842
Movement in Customer Accounts and other restricted cash	34,886	44,588

Free Cash Flow	$108,528	$84,387

Adjusted EBITDA	113,230	112,770

Free Cash Flow Conversion	96%	75%

Reconciliation of GAAP Net Loss to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three months ended
	March 31,
($ in thousands)	2021	2020
Net Loss	$(49,000)	$(51,014)
Income tax benefit	(5,078)	(17,891)
Interest expense, net	58,549	38,223
Depreciation and amortization	65,462	69,499
Impairment expense on intangible assets	578	52,965
Restructuring and other costs	2,970	5,647
Loss on disposal of subsidiaries and other assets, net	—	261
Other (income) / expense, net	(32,630)	15,080
Selling, General & Administrative	185,536	117,507

Gross Profit (excluding depreciation and amortization)	$226,387	$230,277

Contacts

Paysafe Media Contact

Kate Aldridge

Paysafe

Kate.aldridge@paysafe.com

+44 750 079 7547

Paysafe Investor Contact

William Maina

ICR for Paysafe

+1 646-277-1236

Paysafe-IR@icrinc.com